Obtaining  Control of Credit Suisse Trust Commodity Return
Strategy Portfolio

As of June 30, 2013,NML Variable Annuity ("Shareholder") owned 0 shares of the Fund, which represented less than 25% of the Fund. As of December 31, 2013, NML Variable Annuity owned 23,755,284 shares of the Fund, which represented 58.17% of the Fund. Accordingly, Shareholder has presumed to be a controlling person of the Fund.